UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 November 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors C A Carolus (Chair), N J Holland
†
   ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
     , K Ansah
#
    , P J
Bacchus
†
, T P Goodlace, A R Hill
≠
, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
^Australian,
†
British,
≠
Canadian,
#
Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile    +27 81 354 0236
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
Gold Fields comments on news reports regarding
acquisition proposals made to Kirkland Lake

Johannesburg, 14 November 2016: Gold Fields Limited (Gold
Fields) (JSE, NYSE: GFI) notes recent press reports regarding proposals made jointly by it and Silver Standard Resources Inc. (Silver
Standard) (TSX: SRO, Nasdaq: SSRI) to acquire all of the outstanding shares of Kirkland Lake Gold Inc. (Kirkland Lake) (TSX: KLG), as well as Kirkland Lake’s 11 November 2016 news release acknowledging these reports.

In accordance with its ongoing disclosure obligations, Gold Fields confirms that its wholly-owned subsidiary, Gold Fields Netherlands
Services B.V., has made three successive non-binding proposals jointly with Silver Standard to Kirkland Lake to acquire all of the outstanding shares of Kirkland Lake pursuant to a negotiated plan of arrangement for consideration consisting of cash and shares of Silver
Standard or a combination thereof. Its most recent proposal is valued at C$1.44 billion (US$1.07 billion) in aggregate.

Gold Fields further confirms that the Kirkland Lake board has advised that it determined that each of these joint proposals was not reasonably expected to result in a Superior Proposal relative to
Gold Inc. (Newmarket) (TSX: NMI), and that accordingly it would not be engaging in any discussions with Gold Fields or Silver Standard or providing them with due diligence access.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 81 354 0236
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources
5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 14 November 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer